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February 17, 2009	Peter E. Kohl
Partner
+44 (0) 20 7367 0253
pekohl@hhlaw.com

Patrick Gilmore

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: Patni Computer Systems Limited

Form 20-F for the year ended December 31, 2007

Filed June 26, 2008

Comment Letter dated February 12, 2009

Dear Mr. Gilmore,

We are in receipt of your letter of February 12, 2009 to our client Patni Computer Systems Limited (the “Company”) asking that the Company respond to your inquiry within 10 business days or inform you of when the Company will provide you a response. As discussed with you today, we hereby confirm that the Company will be providing a response by March 13, 2009. Thank you for your cooperation.

Kind regards,

Peter E. Kohl

cc:          Surjeet Singh

Marcia Wiss

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